UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_______________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	to

Commission file number	33-63026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan
c/o Morgan Stanley Benefits Department
522 Fifth Avenue
Twenty-third Floor
New York, New York 10036

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	4 – 20

SUPPLEMENTAL SCHEDULE — Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008*	21 – 29

*
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of assets available for benefits of the Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 25, 2009

MORGAN STANLEY 401(K) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND DECEMBER 31, 2007

	2008	2007

ASSETS:
Participant-directed investments	$3,028,982,545	$-
Interest in Master Trust at fair value (Note 8)	-	3,749,892,819
Participant loans	49,239,475	35,368,175
Total Investments	3,078,222,020	3,785,260,994

CASH	524	-

RECEIVABLE
Employer contributions	106,532,548	127,101
Other	932,667	-
Total Receivables	107,465,215	127,101

Total Assets	3,185,687,759	3,785,388,095

LIABILITY:
Accounts payable	192,695	-

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,185,495,064	3,785,388,095

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	115,770,007	8,519,236

ASSETS AVAILABLE FOR BENEFITS	$3,301,265,071	$3,793,907,331

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Interest	$6,329,149
Dividends	29,497,354
Employer contributions	106,532,548
Participant contributions	287,409,618

Net additions	429,768,669

DEDUCTIONS:
Net investment loss:
Net loss in fair value of investments (Note 3)	1,893,721,502
Interest in Master Trust net investment loss (Note 8)	334,812,071
Payment of benefits	438,252,249

Net deductions	2,666,785,822

DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(2,237,017,153)

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	3,793,907,331

Merger of ESOP net assets into 401(k) Plan (Note 1)	1,751,727,967
Net transfer of assets to ESOP (Note 1)	(7,321,505)
Net transfer of assets to Discover Financial Services 401(k) Plan	(31,569)

ASSETS AVAILABLE FOR BENEFITS—End of year	$3,301,265,071

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All of the Plan’s investments are held in a trust account at The Bank of New York Mellon (the “Trustee”). Prior to August 31, 2008, the Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) held commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan (“ESOP”).  The ESOP was merged with and into the Plan effective August 31, 2008 and as of October 20, 2008 all assets were transferred to the Plan account under the Defined Contribution Trust (the “Trust”).  After the merger, the Trust holds the assets of the Plan, including the assets of the former ESOP which are held in the Morgan Stanley Stock Fund. The Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7).

Morgan Stanley & Co. Incorporated (the “Plan Sponsor”) is a wholly owned subsidiary of Morgan Stanley (the “Company”). The Plan Sponsor has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

Eligibility  — Full-time and part-time employees (regularly scheduled to work 20 hours or more per week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week and Discover Financial Service (“DFS”) employees, up until June 30, 2007, classified as part-time, prime-time, hourly or temporary are eligible to participate after completing one year of service and attaining age 21.

Eligible employees who terminate employment and are later rehired by the Company may elect to participate in the Plan immediately upon rehire. Individuals who are (a) classified by the Company and its affiliates as non-U.S.-benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which the Company or an affiliate is a party, unless such agreement provides for participation in the Plans; (c) hired in connection with an acquisition agreement entered into on or after January 1, 2006, unless such agreement provides for participation in the Plan; or (d) hired or transferred to a participating company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Effective November 30, 2007, the Plan increased the pre-tax contribution limit to 30% (previously 20%) of eligible pay for each contribution type. All eligible pay is subject to Code limits ($15,500 per year in 2008 and 2007). Those participants who have attained at least age 50 by the end of the year may elect a pre-tax “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,000 per year for 2008 and 2007).

Eligible participants may elect to contribute after-tax contributions of 1% to 30% of eligible earnings. Eligible participants include employees considered to be non-highly compensated employees (for 2008, employees who earned less than $167,338 during 2007). Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

Effective November 13, 2007, the Plan was amended to allow for Roth elective deferrals.

Different limits apply in the case of residents of the Commonwealth of Puerto Rico and participants returning from a qualified military service leave. Puerto Rico residents age 50 or over can make Catch-Up Contributions limited to $1,000 per year for 2008 and 2007.

Company Contributions — To be eligible for a Company match for a year, generally an employee must participate in the Plan by making pre-tax contributions or Roth elective deferrals in that year and must be employed by the Company on December 31 of that year.

In addition, participants who terminate employment with the Company due to death, retirement, release, are classified as totally and permanently disabled as defined by the Plan are eligible to receive a Company match for the last calendar year in which they work.

U.S. benefit eligible employees first hired, rehired, transferred from an international benefit plan, converted from a leased worker status or otherwise newly benefits eligible on or after July 1, 2007 will be eligible to participate in the Retirement Contribution provision of the Plan the first of the month coincident with or next following one year of service. Special eligibility rules may apply to employees who were grandfathered under certain pension plans prior to January 1, 2004 and to employees rehired within 12 months of their termination, if they were participants of the Morgan Stanley Employees Retirement Plan (the “Pension Plan”) at their termination date. Eligible employees receive a Retirement Contribution regardless of whether or not they contribute to the Plan or receive a Company match.

The Retirement Contribution is equal to a percentage of eligible pay, based on completed Years of Service (“YOS”) at the end of the Plan year, in accordance with the following schedule:

Retirement
YOS	Contribution

0–9	2%
10–19	3%
20–29	4%
30+	5%

For 2008 and 2007, Retirement Contributions in the amounts of $2,234,110 and $127,101 were made to the Plan, respectively. The 2008 contribution was recorded as a receivable at December 31, 2008 and paid by the Company in January 2009.

The Plan provided a fixed Company match formula as follows:

•	$1.00 for each dollar on the first $2,000 of employee eligible pre-tax and Roth 401(k) contributions to the Plan

•	plus $.50 for each dollar of employee eligible pre-tax and Roth 401(k) contributions over $2,000 to the Plan.

The total Company match was calculated taking into account participant contributions up to 6% of eligible pay, limited to $170,000. The maximum Company match was $6,100. The Company could have made contributions in shares of Morgan Stanley common stock contributed directly to the Plan or in cash invested in the Morgan Stanley Stock Fund. Historically, the contribution had been satisfied by using balances in forfeited nonvested accounts and by a stock contribution from the Company.

For 2007, Company matching contributions on pre-tax contributions and Roth elective deferrals were made to the ESOP and allocated in Company stock. Because the ESOP merged into the Plan on August 31, 2008, Company matching contributions for 2008 were allocated to the Morgan Stanley Stock Fund under the Plan in January 2009. The amount of the 2008 Company matching contribution to the Plan was $105,928,585 of which $104,298,438 was funded by treasury shares and $1,630,147 was covered by forfeitures already in the Plan. A receivable was recorded at December 31, 2008 for the $104,298,438 contribution and paid by the Company in January 2009.

Account Transfers — Prior to September 1, 2008, quarterly transfers were made from the Plan’s Morgan Stanley Stock Fund to the ESOP throughout the Plan year and all forfeitures are transferred to the ESOP. The ESOP merged into the Plan effective August 31, 2008. The total amount of assets transferred to the Plan from the ESOP was $76,993,112. The total amount of assets transferred from the Plan to the ESOP was $84,314,617. The net amount of assets transferred from the Plan to the ESOP was $7,321,505 as shown on the Statement of Changes in Assets Available for Benefits.

Prior to January 1, 2007, participants who have reached age 55 with the Company were able to diversify a portion of their account in the ESOP by transferring it to the Plan. During 2007, participants were given additional rights to diversify their accounts from the Morgan Stanley Stock Fund to investments provided under the Plan if they had completed three years of service. These additional rights were phased in with respect to 25% of the participants’ Plan account effective February 28, 2007, 50% of the account on May 31, 2007, 75% of the account on August 31, 2007 and 100% of the account on November 30, 2007.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offered 15 mutual funds, 15 commingled or collective trust funds, 2 stock funds (including the Morgan Stanley Stock Fund), 2 separate accounts and a stable value program.

Vesting — Participants are vested immediately in their contributions plus earnings thereon. Employees newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of:

(i) completing three years of service, or (ii) terminating employment due to death, retirement or release or becoming classified as total and permanently disabled as defined by the Plan.

Forfeitures—Forfeitures were used to reduce the year-end Company contributions for the year in which the forfeiture occurred. The ESOP was merged effective August 31, 2008 into the Plan. Prior to the merger, all forfeitures that occurred throughout the year in both the Plan and the ESOP were held in forfeiture accounts within the ESOP.  Forfeitures during year-ended December 31, 2007 were used to reduce the 2007 year-end Company match contribution made to the ESOP. As a result of the merger, a new forfeiture account was opened in the Plan and the old forfeiture accounts were transferred to the newly created forfeiture account. The forfeited nonvested account balance of $1,630,147 for year ended December 31, 2008 was used to reduce the 2008 year-end Company match contribution made to the Plan in January 2009.

Loans to Participants — Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. For the purpose of calculating the maximum loan amount, the Company aggregates loan balances in the Plan and the ESOP. Effective August 31, 2008, all of the plan assets in the ESOP were merged into the Plan and therefore ESOP loans were transferred into the Plan. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator.  Retirement Contributions are not eligible for loans.

Payment of Benefits — Participants may elect to receive all or a portion of their account balance following termination of employment.

Participants may withdraw their pre-tax contribution accounts and Company contributions accounts in-service upon attaining age 59-1/2. In the event of a hardship, participants may withdraw their pre-tax and Company contributions as defined in the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service. Payments are made in cash and/or in-kind in shares of stock. Prior to September 1, 2008, non-hardship in-service withdrawals are limited to two per year. After August 31, 2008, non-hardship in service withdrawals are limited to eight per year.

A participant may elect to receive his or her interest in the Morgan Stanley Stock Fund or DFS Stock Fund in the form of stock certificates recorded electronically with BNY Mellon Shareowner Services via Direct Registration System (“DRS”). Effective September 3, 2007, the Company no longer issues Company stock certificates. Shares of stock withdrawn in kind from the Plan or the ESOP are electronically recorded as a book entry on the records of the Company’s transfer agent, MIS, and registered on the DRS.

Plan Termination— Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

Voting Rights—Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such right is to be exercised. Unvoted shares, including shares held in the forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $31,221 at December 31, 2007. All amounts allocated to participants who elected to withdraw from the Plan during the year ended December 31, 2008 were paid prior to year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Financial Instruments and Fair Value—The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements effective January 1, 2007. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 10).

In determining fair value, the Plan uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3.

The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Valuation and Income Recognition — The Plan’s investments (including investments held in the Master Trust prior to August 31, 2008) are stated at fair value.

The Stable Value Program is stated at fair value and then adjusted to contract value as described below. The contract value was $672,618,836 and $656,014,165 as of December 31, 2008 and 2007, respectively. Contract value represents contributions made plus interest accrued at the interest crediting rate, less withdrawals. As of December 31, 2008, Stable Value Program components include MSIFT Core Plus Fixed Income Portfolio, PIMCO Intermediate Fixed Income Portfolio, MSILF Prime Portfolio, and Short Term Investor Fund (“STIF”). On September 24, 2008, 30% of the underlying fixed income assets were transferred from the MSIFT Core Plus Fixed Income Portfolio to a new PIMCO Intermediate Fixed Income Portfolio (a separately managed account). As a result, the underlying investments in the Program now consist of:

▪ MSIFT Core Plus Fixed Income Portfolio (target 60%, previously 90%)
▪ PIMCO Intermediate Fixed Income Portfolio (target 30%, previously 0%)
▪ MSILF Prime Institutional Class Portfolio and the STIF held at The Bank of New York Mellon (target 10%)

The Stable Value Program’s stabilizing investment contracts are fully benefit-responsive. These contracts provide market and cash flow risk protection to the Program. Using the replacement cost method, the fair value of the wrapper contracts in the Stable Value Program was zero as of December 31, 2008 and 2007, because the cost to replace the wrap contract was equal to its current cost at those dates (See Note 5).

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), the Stable Value Program is included at fair value in participant-directed investments in the statements of assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis.

Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair values of investments that do not have readily ascertainable market values (such as separate accounts and common collective trusts) are provided by the Fund sponsors. The common collective trusts net of payables (the Mellon S&P 500, BGI funds, Pyramis Select International Small Cap) in the aggregate equaled $412,561,037 and $517,608,699 or approximately 12.5% and 13.6% of the assets of the Plan at December 31, 2008 and 2007, respectively. Investment loss related to these investments was $184,362,312 for the year ended December 31, 2008.

Loan receivables are stated at value of outstanding balance which approximate fair value. Plan investments are recorded on a trade date basis.

The cost of security investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

New Accounting Pronouncements —
In October 2008, the FASB issued FSP FAS 157–3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157–3 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”).  FSP FAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157-4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157–4 is not expected to have a material impact on the Plan’s financial statements.

3.	INVESTMENTS

All investments are participant-directed and were held within a Master Trust (See Note 8) prior to the merger of the ESOP into the Plan effective August 31, 2008. After the merger, all Plan investments are held in a trust account at the Trustee. The Plan’s investments within the trust account and the Master Trust that represented 5% or more of the Plan’s assets available for benefits as of December 31, 2008 and 2007, are as follows:

Investment	2008	2007

Morgan Stanley Stock Fund*	$673,555,637	$33,238,028
Stable Value Program**	672,618,836	656,014,165
MSIF Inc. International Equity	207,251,769	369,828,251
Mellon S&P 500 Fund ***	205,071,070	308,638,323
MSIF Inc. U.S. Large Capital Growth	176,221,084	386,778,215
MSIF Inc. Emerging Markets****	138,719,283	363,031,179
Dodge & Cox Stock Fund****	142,192,718	264,673,492
MSIF Inc. U.S Mid Cap Growth****	97,024,314	204,749,582

*	Represented less than 5% of Plan assets in 2007 (ESOP merged into Plan in 2008)
**	Contract Value
***	Common collective trust (portfolio is not publicly traded)
****	Represented less than 5% of Plan assets in 2008

During the eight month period ended August 31, 2008 preceding the merger, the Plan’s interest in the Master Trust net investment loss was $334,812,071 (see Note 8). After the merger, the Plan’s net loss in fair value of investments for the last four month period ended December 31, 2008 as follows:

Common Stock	$1,171,399,226
Registered Investment Companies	577,481,555
Common Collective Trust	130,731,132
Managed Accounts:
MSIM Emerging Market Debt SA	6,769,365
PIMCO Foreign Bond and Real Return	5,308,261
Jacobs Levy Mid Cap Value SA	2,031,963
Net loss in fair value of investments	$1,893,721,502

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk, and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio and any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The guidelines include, but are not limited to: options and futures contracts; and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures — The fair value of the futures contracts on Eurodollars in the statement of assets available for benefits was $(38,288) at December 31, 2008. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Interest Rate Swaps — Under the investment manager standard International Swap and Derivatives Association (“ISDA”) agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap market value exceed $250,000. Further, the investment managers are instructed to restrict trading to those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better. At December 31, 2008, the investment assets held in the Trust account included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. The fair value of the interest rate swaps in the statement of assets available for benefits was $3,046,780 at December 31, 2008.

The Plan’s fund managers did not engage in derivative transactions during the year ended 2007.

5.	INVESTMENT CONTRACTS

The Stable Value Program (the “Program”) invests in investment contracts such as synthetic Guaranteed Investment Contracts (“GICs”) issued by insurance companies and other financial institutions. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of cash, bonds and other fixed income securities that are owned by the Program. These assets underlying the wrap contract are owned by and invested under the Trust. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Program, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The contract issuer guarantees that all qualified participant withdrawals or transfers to other Plan funds will occur at contract value, subject to the terms of the contracts.

The synthetic GICs are designed to reset the respective interest crediting rate at least on a quarterly basis. Synthetic GICs cannot credit an interest crediting rate less than zero percent. The contract issuer fees and other expenses of the Program are accrued by the Trustee and paid from the assets of the Fund unless paid by the Company. The crediting rate of synthetic GICs generally tracks current market or portfolio yields on a trailing basis. Rate resets allow the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn, over a period of time equal to the current portfolio duration, the current portfolio yield.

Primary variables impacting future interest crediting rates of the Program’s synthetic GICs include:

•	current yield of the assets covered by the wrap contracts

•	duration of the assets covered by the wrap contracts

•	existing difference between the market value of the assets covered by the wrap contracts and the contract value of the wrap contracts.

Crediting Rate Calculation Methodology — As of December 31, 2008, the Program used the following crediting rate calculations for assets covered by synthetic GICs:

CR = [(MV/CV)(1/D)*(1+Y)]-1

CR = crediting rate
MV = market value of underlying portfolio
CV = contract value
D = weighted average index duration of the portfolio, or shorter period as specified by the contract issuer
Y = weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to wrap contract issuers and earnings on assets, cash, and equivalents held under the Program, but not wrapped by the synthetic GICs.

Benefit-responsive investment contracts, including wrap contracts, which are agreements with insurance companies and other financial institutions are designed to help preserve principal and provide a stable interest crediting rate. The Program’s contracts are fully benefit responsive and generally provide that plan participant initiated withdrawals permitted under the Plan will be paid at contract value subject to the terms of the wrap contract. In addition to certain wrap agreement termination provisions discussed below, wrap contracts generally provide that withdrawals associated with certain events which are not in the ordinary course of Plan operations, and that the contract issuer determines will have a material adverse effect on the contract issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.

Although each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Plan documents or Plan’s administration; (ii) noncompliance with the Plan’s obligations regarding competing investment options or equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawals from the Program at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, or the Plan Sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Program, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Program. At this time, the Plan Sponsor does not believe that the occurrence of any such market value event which would limit the Program’s ability to transact at contract value with participants has occurred.

Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements typically permit the Program’s investment manager or contract issuer to terminate upon notice at any time at market value and provide for automatic termination of a wrap contract if the contract value or the market value of the contract equals zero. The contract issuer is not excused from paying the excess contract value when the market value equals zero. In addition, if the Program defaults in its obligations under the agreement (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the contract issuer and the Program will receive the market value as of the date of termination. Also, generally wrap contracts permit the contract issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

As of December 31, 2008, the Program invests in wrap contracts with Royal Bank of Canada, Bank of America and NATIXIS Financial Products, which are collateralized by shares of the MSIFT Core Plus Fixed Income Portfolio and the PIMCO Intermediate Fixed Income Portfolio, a separately managed account. In addition to the wrap contracts and collateralized assets described above, the Program also invests in the MSILF Prime Portfolio and a short-term investment fund at the Trustee. The Program seeks to preserve capital while earning a competitive rate of return that exceeds money market rates. The interest crediting rates under the wrap contracts which are based on the performance and duration of the underlying assets, shares of the MSIFT Core Plus Fixed Income Portfolio and assets held in the PIMCO Intermediate Fixed Income Portfolio separate account are updated at least on a quarterly basis, staggered such that one contract resets each month. The Program is carried at contract value. Contract value represents contributions made plus interest accrued at the interest crediting rate, less withdrawals. The spot yield of the Program was 0.05% and 5.85% as of December 31, 2008 and 2007, respectively. Contract value at December 31, 2008 and 2007, was $672,618,836 and $656,014,165, respectively. The fair market value net of receivables and payables at December 31, 2008 and 2007, was $556,848,829 and $647,494,929, respectively.

Morgan Stanley Stable Value Fund average yields:	2008	2007
Based on annualized earnings (1)	4.52%	6.34%
Based on interest rate credited to participants (2)	0.06%	5.84%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair market value of the investments on the same date.

(2)	Computed by dividing the annualized one-day interest credited to participants on the last day of the plan year by the fair market value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2008, there were 35 investment options within the trust account available in the Plan, 10 of which are managed by Morgan Stanley Investment Management, 1 of which is managed by an affiliate of the Plan’s Trustee and 22 of which are managed by third parties and 2 stock funds (including a Morgan Stanley Stock Fund). Total party-in-interest investments (excluding loan balances) amounted to $2,476,130,957 and $2,765,549,996 at December 31, 2008 and 2007, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by The Bank of New York Mellon who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by The Bank of New York Mellon were $205,071,070 and $308,638,323 at December 31, 2008 and 2007, respectively, and the fund depreciated by $115,310,819 during the year ended December 31, 2008. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held

$672,618,836 and $656,014,165 at December 31, 2008 and 2007, respectively, and which earned income of $26,367,739 (net of management fees) during the year ended December 31, 2008. The remaining party-in-interest investments, totaling assets of $1,598,441,051 and $1,800,897,508 as of December 31, 2008 and 2007, respectively, and depreciated $1,789,941,804 during the year ended December 31, 2008, are funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

At December 31, 2008 and 2007, the Plan held 356,238,826 units and 5,319,464 units of common stock of Morgan Stanley with a cost basis of $1,678,429,487 and $35,022,528, respectively. To provide participants the opportunity to elect to receive cash payment of the dividends paid on the Morgan Stanley Stock Fund, prior to the merger of the ESOP into the Plan, the Plan shares were transferred quarterly to the ESOP wherein dividends were earned. After the merger, participants have the opportunity to elect to receive cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan. The Morgan Stanley Stock Fund had dividend income of $11,137,043 as of December 31, 2008.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated May 13, 2009, that the Plan and its related trust were designed in accordance with the applicable regulations of the Code.

In addition, the Plan has also received a determination letter from the Commonwealth of Puerto Rico, Department of the Treasury dated May 2, 2007, that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”). The Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code.

Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments were held in a trust account at the Trustee and, until August 31, 2008 consisted of an undivided interest in an investment account of the Master Trust, established by the Company and administered by the Trustee. Use of the Master Trust permitted the commingling of assets of the Plan and the ESOP for investment and administrative purposes. However, although assets of the Plan and the ESOP were commingled in the Master Trust for investment purposes, the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets was allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

At December 31, 2007, the Plan’s interest in the Master Trust, excluding loans receivable which were recorded at the Plan level, was approximately 62%. Effective August 31, 2008, all ESOP assets were merged into the Plan resulting in one tax-qualified defined contribution plan held in the trust account.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2007:

Investments:
Common stock
Party-in-interest	$2,553,720,948
Registered investment companies
Equity
Party-in-interest	1,520,211,272
Other	79,297,918
Fixed income (party-in-interest)	247,448,207
Balanced (other)	428,792,442
Common collective trust—balanced
Party-in-interest	308,638,323
Other	208,970,376
Managed Accounts
Stable Value Program (party-in-interest)	647,494,929
Investments at Fair Value	5,994,574,415
Cash and cash equivalents	6,390,737
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,519,236

Total investments	$6,009,484,388
Plan’s interest in Master Trust investments at fair value	$3,749,892,819

The following table represents the net investment loss for the Master Trust for the eight month period ended August 31, 2008 prior to the ESOP merger into the Plan:

Net appreciation (depreciation):
Common stock
Party-in-interest	$(510,906,773)
Other	24,372,556
Registered investment companies
Equity
Party-in-interest	(277,335,271)
Other	1,247,387
Fixed income (party-in-interest)	(17,022,241)
Balanced (other)	(65,885,160)
Common collective trusts—balanced
Party-in-interest	(35,717,149)
Other	(18,115,532)
Managed Accounts
MSIM Emerging Market Debt SA (party-in-interest)	737,879
PIMCO Foreign Bond and Real Return (other)	(487,892)
Jacobs Levy Mid Cap Value SA (other)	(40,838)

Total net depreciation in fair value of investments	(899,153,034)

Total interest	22,877,096
Total dividends	47,899,396

Total net investment loss for Master Trust	$(828,376,542)

Plan’s interest in net investment loss for Master Trust	$(334,812,071)

In accordance with the FSP, the Master Trust presents investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Net investment income (loss) for the Master Trust is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Assets available for benefits per the financial statements	$3,301,265,071	$3,793,907,331
Amounts allocated to withdrawing participants	-	(31,221)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(115,770,007)	(8,519,236)

Assets available for benefits per the Form 5500	$3,185,495,064	$3,785,356,874

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$438,252,249
Less 2007 year-end amounts allocated to withdrawing participants accrued in the 2007 Form 5500	(31,221)

Benefits paid to participants per the Form 5500	$438,221,028

Amounts allocated to withdrawing participants are not recorded on the Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2007 but not paid as of that date.

The following is a reconciliation of the decrease in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Decrease in assets available for benefits per the financial statements	$(2,237,017,153)
Adjustment for benefits paid to participants at December 31, 2007 (see above)	31,221
Adjustment from contract value to fair value for fully benefit-responsive investment contracts December 31, 2007	8,519,236
Adjustment from contract value to fair value for fully benefit-responsive investment contracts December 31, 2008	(115,770,007)

Decrease in assets available for benefits per the Form 5500	$(2,344,236,703)

10.	FAIR VALUE MEASUREMENTS

The following tables set forth by level within the fair value hierarchy in the Plan trust account the investment assets at fair value, as of December 31, 2008 and 2007. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total Trust investment assets at fair value classified within level 3 were $1,103,879,536 as of December 31, 2008, which consists of investments in registered stable value program, managed accounts, common collective trust and participant loans. Such amounts were 35.9% of total investment assets at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$1,176,194,934	$-	$-	$1,176,194,934

Managed Accounts
Common Stock Funds	-	798,147,550	-	798,147,550
Stable Value Program	-	-	556,978,873	556,978,873
MSIM Emerging Markets Debt SA	-	-	36,718,815	36,718,815
PIMCO Foreign Bond and Real Return	-	-	43,661,823	43,661,823
Jacobs Levy Mid Cap Value SA	-	-	4,710,828	4,710,828

Common Collective Trust	-	-	412,569,722	412,569,722

Participant Loans	-	-	49,239,475	49,239,475
	$1,176,194,934	$798,147,550	$1,103,879,536	$3,078,222,020

Total investment assets at fair value classified within level 3 were $552,976,874 as of December 31, 2007, which consists of the Master Trust’s common collective trust and participant loans. Such amounts were 9.2% of total investment assets at fair value as of December 31, 2007.

	Investment Assets at Fair Value as of December 31, 2007
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$2,275,749,839	$-	$-	$2,275,749,839

Managed Accounts
Common Stock Funds	-	2,553,720,948	-	2,553,720,948
Stable Value Program	-	647,494,929	-	647,494,929

Common Collective Trust	-	-	517,608,699	517,608,699
Total Investment in Master Trust	2,275,749,839	3,201,215,877	517,608,699	5,994,574,415

Participant Loans	-	-	35,368,175	35,368,175
	$2,275,749,839	$3,201,215,877	$552,976,874	$6,029,942,590

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Trust’s level 3 investment assets for the year ended December 31, 2008. As reflected in the table below, the net unrealized losses on level 3 investment assets was $110,413,946 on managed accounts and $214,486,848 on common collective trust for the year ended December 31, 2008.

	Stable Value Program	MSIM Emerging Market Debt SA	PIMCO Foreign Bond & Real Return	Jacobs Levy Mid Cap Value SA	Common Collective Trust	Participant Loans	Total
Balance, beginning of year	$-	$-	$-	$-	$517,608,699	$35,368,175	$552,976,874
Realized gains/(losses)	18,485,895	(627,264)	(1,441,249)	(299,017)	30,124,536	-	46,242,901
Unrealized losses	(99,368,927)	(5,404,223)	(3,867,012)	(1,773,784)	(214,486,848)	-	(324,900,794)
Purchases, settlements and dispositions	(9,633,024)	42,750,302	48,970,084	6,783,629	79,323,335	13,871,300	182,065,626
Transfers in	647,494,929	-	-	-	-	-	647,494,929
Balance, end of year	$556,978,873	$36,718,815	$43,661,823	$4,710,828	$412,569,722	$49,239,475	$1,103,879,536

Unrealized losses related to assets still held at the reporting date	$(10,281,595)	$(5,404,223)	$(3,867,012)	$(1,773,784)	$(82,038,055)		$(103, 364,669)

      The Stable Value Program transfer in represents changes in underlying investments within the fund.

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

*	Morgan Stanley	41,899,176 shares of common stock @ $16.04	$672,062,783
	Foreign Cash		318,389
*	Participant Loans	Secured by account rates ranging from 4.0% to 10.5% with maturity dates ranging from 2009 to 2023	49,239,475
	Corporate and Foreign Bond
	JP Morgan Chase Bank NA	Corporate Bond @ 0.00%; due 9/17/2018	616,788
	Barclays Bank PLC	Corporate Bond @ 9.00%; due 9/19/2018	1,515,594
	International Finance Corp	Corporate Bond @ 11.00%; due 7/1/2009	1,757,304
	Banco ABN Amro Real SA	Corporate Bond @ 16.20%; due 2/22/2010	313,379
	Standard Bank PLC	Corp Bond MTN 144A @ var%; due 5/15/2009	506,940
	UBS AG Jersey	Corp Bond MTN 144A @ var%; due 3/6/2009	425,197
	UBS AG Jersey	Corp Bond MTN 144A @ var%; due 9/18/2009	1,439,820
	Republic of Poland	Foreign Bond @ 4.25%; due 5/24/2011	2,007,970
	Republic of Hungary	Foreign Bond @ 6.75%; due 2/24/2017	407,019
	Republic of Hungary	Foreign Bond @ 7.25%; due 6/12/2012	415,218
	Republic of Hungary	Foreign Bond @ 6.75%; due 4/12/2010	1,270,139
	Republic of Hungary	Foreign Bond @ 6.25%; due 8/14/2010	1,718,213
	Republic of Turkey	Foreign Bond @ 16.00%; due 3/7/2012	563,582
	Republic of Turkey	Foreign Bond @ 0.00%; due 10/4/2009	150,986
	Republic of Turkey	Foreign Bond @ 0.00%; due 1/13/2010	271,568
	Republic of Turkey	Foreign Bond @ 0.00%; due 8/5/2009	1,977,323
	Republic of Turkey	Foreign Bond @ 0.00%; due 4/14/2010	733,369
	Thailand	Foreign Bond @ 5.25%; due 7/13/2013	988,033
	Thailand	Foreign Bond @ 4.25%; due 3/13/2013	819,894
	Malaysia	Foreign Bond @ 3.756%; due 4/28/2011	2,573,879
	Malaysia	Foreign Bond @ 3.833%; due 9/28/2011	2,097,322
	Republic of South Africa	Foreign Bond @ 13.00%; due 8/31/2010	2,246,589
	Nota Do Tesouro Nacional	Foreign Bond @ 13.00%; due 1/1/2014	4,450,540
	Republic of Columbia	Foreign Bond @ 12.00%; due 10/22/2015	583,549
	United Mexican States	Foreign Bond @ 8.00%; due 12/17/2015	685,283
	United Mexican States	Foreign Bond @ 9.500%; due 12/18/2014	887,839
	United Mexican States	Foreign Bond @ 10.00%; due 12/5/2024	2,148,294
	Republic of Peru	Foreign Bond @ 12.25%; due 8/10/2011	659,070
	Republic of Venezuela	Foreign Bond @ 9.25%; due 5/7/2028	664,664
	Republic of Venezuela	Foreign Oil Oblig; due 4/15/2020	64,915

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Synthetic GICs
	Royal Bank of Canada	Synthetic GIC @ variable %, due 12/01/75 par $100	$168,235,535
	IXIS Financial	Synthetic GIC @ variable %, due 12/31/2049 par $100	168,109,613
	Bank of America	Synthetic GIC @ 11.5%, due 12/01/75 par $100	165,177,855
	Swaps
	IRS_R JIBA3M P	12.075%; due 8/27/2018	227,150
	IRS_R JIBA3M P	9.67%; due 8/27/2018	(257,168)
	IRS_R JIBA3M P	10.93%; due 8/26/2010	811,249
	IRS_R JIBA3M P	10.93%; due 8/26/2010	(840,122)
	IRS P MXN Lunar LIBOR	8.19%; due 7/8/2013	760,927
	IRS P MXN Lunar LIBOR	8.19%; due 7/8/2013	(722,100)
	Common Stock
	Discover Financial Services	12,480,484 shares of common stock	118,973,197
	Allied World Assurance Co.	400 shares of common stock	16,240
	Arch Capital Group Ltd.	500 shares of common stock	35,050
	Bunge Ltd.	1,620 shares of common stock	83,866
	Endurance Specialty Holdings	1,000 shares of common stock	30,530
	MF Global Ltd.	3,800 shares of common stock	7,751
	OneBeacon Insurance Group Ltd	200 shares of Cl A common stock	2,088
	Partnerre Holdings Ltd. Bermuda	800 shares of common stock	57,016
	Renaissance Holdings Ltd.	600 shares of common stock	30,936
	Seagate Technology	4,900 shares of common stock	21,707
	ADC Telecommunications Inc.	1,500 shares of common stock	20,239
	AGCO Corp.	1,500 shares of common stock	35,385
	AGL Res Inc.	1,100 shares of common stock	34,485
	Alaska Air Group Inc.	900 shares of common stock	26,325
	Alliant Energy Corp.	200 shares of common stock	5,836
	American Elec Power Inc.	300 shares of common stock	9,984
	American Financial Group Inc.	600 shares of common stock	13,728
	Amerisourcebergen Corp.	1,000 shares of common stock	35,660
	Amerigroup Corp.	1,000 shares of common stock	29,520
	Ann Taylor Stores Corp	1,800 shares of common stock	10,386
	Apartment Invt & Mgmt Co.	1,707 shares of Cl A common stock	19,716
	Arkansas Best Corp.	1,000 shares of common stock	30,110

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Stock (continued)

	Ashland Inc.	2,000 shares of common stock	$21,020
	Assurant Inc.	2,000 shares of common stock	60,000
	Atmos Energy Corp	600 shares of common stock	14,220
	Autoliv Inc.	1,000 shares of common stock	21,460
	Avis Budget Group Inc.	2,900 shares of common stock	2,030
	Avista Corp.	800 shares of common stock	15,504
	Avnet Inc.	1,600 shares of common stock	29,136
	BJs Wholesale Club Inc.	500 shares of common stock	17,130
	BJ Service Co.	3,900 shares of common stock	45,513
	Bancorpsouth Inc.	1,600 shares of common stock	37,376
	Bank of Hawaii	700 shares of common stock	31,619
	Barnes & Noble	1,300 shares of common stock	19,500
	Berry Pete Co.	400 shares of Cl A common stock	3,024
	Bob Evans Farms Inc.	1,000 shares of common stock	20,430
	Brandywine Realty Trust	2,700 shares of common stock	20,817
	CBL & Assoc Pptys	1,900 shares of common stock	12,350
	CBS Corp.	5,600 shares of Cl B common stock	45,864
	Cigna Corp.	800 shares of common stock	13,480
	CMS Energy Corp.	3,000 shares of common stock	30,300
	CAN Financial Corp.	1,000 shares of common stock	16,440
	Callaway Golf	1,200 shares of common stock	11,148
	Centex Corp.	3,400 shares of common stock	36,176
	Century Alum Co.	1,700 shares of common stock	17,000
	CenturyTel Inc.	1,100 shares of common stock	30,063
	Chemtura Corp.	4,700 shares of common stock	6,580
	Chiquita Brands Int’l Inc.	1,400 shares of common stock	20,692
	Cimarex Energy Co.	1,600 shares of common stock	42,848
	City National Corp.	800 shares of common stock	38,960
	Coca Cola Enterprises Inc.	3,600 shares of common stock	43,308
	Collective Brands Inc.	1,700 shares of common stock	19,924
	Commerce Bancshares Inc.	840 shares of common stock	36,918
	Complete Prod. Svsc Inc.	1,400 shares of common stock	11,410
	Computer Sciences Corp.	1,000 shares of common stock	35,140

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Stock (continued)

	Con-Way Inc.	800 shares of common stock	$21,280
	Conseco Inc.	3,100 shares of common stock	16,058
	Consolidated Edison Inc.	1,100 shares of common stock	42,823
	Convergys Corp.	2,900 shares of common stock	18,589
	Corn Prods Int'l Inc.	1,600 shares of common stock	46,160
	Crane Co.	900 shares of common stock	15,516
	Cytec Industies Inc.	1,100 shares of common stock	23,342
	DTE Energy Co.	1,000 shares of common stock	35,670
	Del Monte Foods Co.	2,400 shares of common stock	17,136
	Deluxe Corp.	1,300 shares of common stock	19,448
	Discover Financial Services	3,700 shares of common stock	35,261
	Domtar Corp.	7,000 shares of common stock	11,690
	Duke Realty Corp.	1,600 shares of common stock	17,536
	Eastman Chem Co.	1,400 shares of common stock	44,394
	Eastman Kodak Co.	5,700 shares of common stock	37,506
	El Paso Elec Co.	500 shares of common stock	9,045
	Emulex Corp.	1,100 shares of common stock	7,678
	Fairchild Semiconductor Int'l	1,800 shares of common stock	8,802
	Forst American Corp.	1,400 shares of common stock	40,446
	First Bancorp PR	1,300 shares of common stock	14,482
	First Horizon National Corp.	5,499.198 shares of common stock	58,127
	First Niagra Fin'l Group Inc.	800 shares of common stock	12,936
	Foot Locker Inc.	3,300 shares of common stock	24,222
	Gallagher Arthur J & Co.	1,200 shares of common stock	31,092
	Gannett Inc.	5,100 shares of common stock	40,800
	Gardner Denver Inc.	400 shares of common stock	9,336
	General Growth Pptys Inc.	7,400 shares of common stock	9,546
	Graftech Int'l Ltd.	500 shares of common stock	4,160
	Health Net Inc.	1,900 shares of common stock	20,691
	Hearst Argyle TV Inc.	500 shares of common stock	3,030
	Hormel Foods Corp.	500 shares of common stock	15,540
	Hospitality Pptys Trust	3,200 shares of benef interest	47,584
	Huntington Bancshares Inc.	3,600 shares of common stock	27,576

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Stock (continued)

	Ingram Micro Inc.	2,900 shares of Cl A common stock	$38,831
	Inland Real Estate Corp.	1,100 shares of common stock	14,278
	Integrys Energy Group Inc.	900 shares of common stock	38,682
	Int’l Paper Co.	3,200 shares of common stock	37,760
	Int’l Speedway Corp.	300 shares of Cl A common stock	8,619
	Intrepid Potash Inc.	900 shares of common stock	18,693
	Jabil Circuit Inc.	2,900 shares of common stock	19,575
	Jarden Corp.	2,200 shares of common stock	25,300
	KBR Inc.	1,100 shares of common stock	16,720
	King Pharmaceuticals Inc.	4,500 shares of common stock	47,790
	Knoll Inc.	1,200 shares of common stock	10,824
	Lexmark Int’l Inc.	1,900 shares of common stock	51,110
	Liberty Ppty Trust	1,500 shares of common stock	34,245
	Liz Claiborne Inc.	3,600 shares of common stock	9,360
	M &T Bank Corp.	600 shares of common stock	34,446
	M D C Holdings Inc.	500 shares of common stock	15,150
	Mack Cali Realty Corp.	1,000 shares of common stock	24,500
	Magellan Health Svcs Inc.	1,000 shares of common stock	39,160
	Mariner Energy Inc.	2,500 shares of common stock	25,500
	Herman Miller Inc.	1,400 shares of common stock	18,242
	Mirant Corp.	1,200 shares of common stock	22,644
	Mueller Water Prods Inc.	900 shares of Ser A common stock	7,560
	NVR Inc.	30 shares of common stock	13,688
	National Penn Bancshares Inc.	600 shares of common stock	8,706
	New Jersey Res Corp.	1,000 shares of common stock	39,350
	New York Times Co.	2,700 shares of Cl A common stock	19,791
	Nicor Inc.	1,100 shares of common stock	38,214
	Nisource Inc.	3,300 shares of common stock	36,201
	Northwest Natural Gas Co.	300 shares of common stock	13,269
	Nstar	600 shares of common stock	21,894
	Officemax Inc.	2,400 shares of common stock	18,336
	Office Depot Inc.	8,700 shares of common stock	25,926
	Oil States Int’l Inc.	1,300 shares of common stock	24,297

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Stock (continued)

	Old National Bancorp Ind.	900 shares of common stock	$16,344
	Olin Corp	600 shares of common stock	10,848
	Oshkosh Corp.	2,300 shares of common stock	20,447
	Penske Automotive Group Inc.	600 shares of common stock	4,608
	Pepco Holdings Inc.	1,000 shares of common stock	17,760
	Pepsi Bottling Group Inc.	600 shares of common stock	13,506
	Perini Corp.	500 shares of common stock	11,690
	Pinnacle West Cap Corp.	1,200 shares of common stock	38,556
	Piper Jaffray Cos.	500 shares of common stock	19,880
	Plantronics Inc.	1,200 shares of common stock	15,840
	Portland Gen Electric Co.	1,000 shares of common stock	19,470
	Principal Fin’l Group Inc.	900 shares of common stock	20,313
	Prologis	3,800 shares of common stock	52,782
	Protective Life Corp.	500 shares of common stock	7,175
	Regis Corp.	500 shares of common stock	7,265
	Regions Fin’l Corp	5,800 shares of common stock	46,168
	Reinsurance Group Amer Inc.	800 shares of common stock	34,256
	Reliant Energy Inc.	6,900 shares of common stock	39,882
	Safeway Inc.	1,500 shares of common stock	35,655
	St. Mary Land & Expl Co.	1,000 shares of common stock	20,310
	Sara Less Corp.	4,000 shares of common stock	39,160
	Scana Corp.	600 shares of common stock	21,360
	Schnitzer Steel Ind	200 shares of Cl A common stock	7,530
	Scotts Miracle-Gro Co.	700 shares of common stock	20,804
	Scripps E W Co.	1,300 shares of Cl A common stock	2,873
	Skywest Inc.	1,500 shares of common stock	27,900
	Smith A O Corp.	500 shares of common stock	14,760
	Smurfit-Stone Container Corp.	7,000 shares of common stock	1,785
	Southwest Gas Corp.	300 shares of common stock	7,566
	Spartan Stores Inc.	600 shares of common stock	13,950
	Steel Dynamics Inc.	4,500 shares of common stock	50,310
	Steelcase Inc.	1,300 shares of Cl A common stock	7,306
	Stone Energy Corp.	1,300 shares of common stock	14,326

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Stock (continued)

	Sun Microsystems Inc.	9,100 shares of common stock	$34,762
	Supervalu Inc.	3,500 shares of common stock	51,100
	Swift Energy Co.	1,000 shares of common stock	16,810
	Syniverse Holdings Inc.	1,200 shares of common stock	14,328
	TCF Fin’l Corp.	2,700 shares of common stock	36,882
	Teco Energy Inc.	2,700 shares of common stock	33,345
	TRW Auto Holdings Corp.	2,800 shares of common stock	10,080
	Telephone & Data Sys Inc.	500 shares of common stock	15,875
	Tellabs Inc.	9,900 shares of common stock	40,788
	Tempur Pedic Int’l Inc.	1,000 shares of common stock	7,090
	Terex Corp.	2,000 shares of common stock	34,640
	Transatlantic Holdings Inc.	100 shares of common stock	4,006
	Trinity Inds Inc.	2,100 shares of common stock	33,096
	Tyson Foods Inc.	1,700 shares of Cl A common stock	14,892
	UDR Inc. REIT	2,200 shares of common stock	30,338
	UGI Corp.	1,300 shares of common stock	31,746
	Unisys Corp.	5,500 shares of common stock	4,675
	United Community Banks	0.846 shares of common stock	11
	United Online Inc.	800 shares of common stock	4,856
	United Rentals Inc.	1,997 shares of common stock	18,213
	United States Cellular Corp.	500 shares of common stock	21,620
	United Stationers Inc.	500 shares of common stock	16,745
	Universal Health Srvcs	200 shares of Cl B common stock	7,514
	Vishay Intertechnology Inc.	3,600 shares of common stock	12,312
	Washington Federal Inc.	2,300 shares of common stock	34,408
	Webster Fin’l Corp.	1,500 shares of common stock	20,670
	Wesco Int’l Inc.	1,000 shares of common stock	19,230
	Whirlpool Corp.	800 shares of common stock	33,080
	World Fuel Svc Corp.	500 shares of common stock	18,500
	Wyndham Worldwide Corp.	3,600 shares of common stock	23,580
	Zions Bancorporation	1,500 shares of common stock	36,765

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Common Collective Trusts
*	BNY Mellon	EB Temporary Investment Fund	$15,827,759
*	BNY Mellon	EB Temp Investment Fund LEH	241,692
*	BNY Mellon	Mellon S&P 500 Fund; 2,706,851.50 units	205,071,070
	BGI	Lifepath Retirement Fund; 2,567,501.767 shares	22,106,190
	BGI	Lifepath 2010 Fund; 406,090.472 shares	3,415,221
	BGI	Lifepath 2020 Fund; 636,148.682 shares	4,790,200
	BGI	Lifepath 2030 Fund; 964,790.945 shares	6,686,001
	BGI	Lifepath 2040 Fund; 447,741.438 shares	2,892,410
	BGI	Lifepath 2015 Fund; 8,314,740.063 shares	65,769,594
	BGI	Lifepath 2025 Fund; 914,125.448 shares	6,590,844
	BGI	Lifepath 2035 Fund; 8,287,582.176 shares	55,361,049
	BGI	Lifepath 2045 Fund; 569,549.800 shares	3,571,077
	BGI	Lifepath 2050 Fund; 70,210.942 shares	431,797
	BGI	Bond Index Fund; 965,395.625 shares	20,941,870
	BGI	Extended Mkt Index; 308,560.034 shares	4,787,812
	BGI	MSCI ACWI Index; 733,526.267 shares	8,877,261
	Fidelity	Pyramis Select Int’l Small Cap; 69,319.568 shares	1,277,312
	Mutual Funds
*	Morgan Stanley Asset Mgmt, Inc.	MSILF Prime Portfolio	48,035,924
*	Morgan Stanley Asset Mgmt, Inc.	MSIF Fixed Income II; 9,685,661.106 shares	89,400,855
	Stone Harbor Int Funds	High Yield Fund; 4,124,214.267 shares	30,601,670
	Ishares Russell	Midcap Value Index Fund; 9,800 shares	278,712
	Dodge & Cox	Stock Fund; 1,911,963.397 shares	142,192,718
	Longleaf Partners	Longleaf Fund; 3,650,348.150 shares	57,273,963

(continued)

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)	(e)
	Identity		Current
(a)	of Issuer	Description of Investment	Value

	Mutual Funds (continued)

*	Morgan Stanley Asset Mgmt, Inc. (F400055)	MSIF Int'l Growth Equity ; 1,376,095.350 shares	$9,233,600
*	Morgan Stanley Asset Mgmt, Inc. (F400023)	MSIF Small Co Growth Cl A; 4,051,270.662 shares	30,911,218
*	Morgan Stanley Asset Mgmt, Inc.	MSIF Int'l Equity Port Cl A; 18,823,957.230 shares	207,251,769
*	Morgan Stanley Asset Mgmt, Inc. (F400026)	MSIF U.S. Real Estate; 5,350,701.128 shares	47,460,719
*	Morgan Stanley Asset Mgmt, Inc. (F400025)	MSIF Emerg Mkts Cl A; 10,059,411.400 shares	138,719,283
*	Morgan Stanley Asset Mgmt, Inc. (F400020)	MSIF Equity Growth Port Cl A; 14,539,693.392 shares	176,221,084
*	Morgan Stanley Asset Mgmt, Inc.	MSIF Mid Cap Growth Cl A; 5,515,879.108 shares	97,024,314
	Royce Funds	Royce Special Equity Fund; 4,424,928.389 shares	60,400,273
*	Morgan Stanley Asset Mgmt, Inc. (F400039)	Van Kampen Aggress Growth; 6,329,804.021 shares	89,503,429
	PIMCO Funds Pac Invt Mgmt Ser (F400061)	Foreign Bond Unhedged; 960,011.684 shares	8,243,276
	PIMCO Funds Pac Invt Mgmt Ser (F400062)	Real Return Bond ; 3,746,761.339 shares	35,418,548

	Total Investments		$3,078,222,020

*	Party-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

Index to Exhibits

23.1 Consent of Deloitte & Touche LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date:	June 26, 2009	By:	/s/ Kim M. Murray
(Signature)
		Name:	Kim M. Murray
		Title:	Morgan Stanley Director of Benefits